SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                        Commission File Number 000-50229
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(Check One)
|_|  Form 10-K and Form 10-KSB  |_| Form 11-K
|_|  Form 20-F                  |X| Form 10-Q and Form 10-QSB    |_| Form N-SAR

      For period ended September 30, 2005
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|_|   Transition Report on Form 10-K and Form 10-KSB
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q and Form 10-QSB
|_|   Transition Report on Form N-SAR

      For the transition period ended N/A
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      Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant Falcon Natural Gas Corp.
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      Former name if applicable
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      Address of principal executive office Westchase Center, 2500 City West
                                            Boulevard, Suite 300
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      City, State and Zip Code Houston, Texas 77042
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                                     PART II
                             RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, -SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Due to delays in assembling information regarding recent events, we are unable to file within the prescribed time period.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact with regard to this notification.

      Scott E. Rapfogel Esq.                        (212)              400-6900
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                                                 (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

During the quarter ended September 30, 2005 we had no revenues and a net loss of approximately $877,495 as compared to no revenue and a net loss of $366,042 for the quarter ended September 30, 2004. The increase in our net loss is primarily attributable to our expanded operations and related increases in general and administrative expenses and other expenses including financing fees and interest expense.

                            Falcon Natural Gas Corp.
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                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: November 14, 2005


                                                      By: /s/ Fred Zaziski
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                                                          Name:  Fred Zaziski
                                                          Title: President